April 12, 2007
VIA EDGAR AND FACSIMILE (202) 772-9206
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re:	MBF Healthcare Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-135610)
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, we hereby join in the request of MBF Healthcare Acquisition Corp. that our request filed April 10, 2007 to accelerate the above-referenced registration statement be withdrawn immediately.
If you have questions or comments regarding this request, please call Ann Chamberlain, Bingham McCutchen LLP at (212) 705-7000.
Very truly yours,
Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Joseph & Co. Inc.
Ladenburg Thalmann & Co. Inc.
As Representatives
By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory